--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 1)
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                              JACKSON HEWITT INC.
                           (Name of Subject Company)
                              HJ ACQUISITION CORP.
                                HFS INCORPORATED
                                   (Bidders)
                            ------------------------
                          COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)
                                  468201-10-8
                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
                                HFS INCORPORATED
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 428-9700
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on behalf of Bidders)
                                    COPY TO:
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
                            ------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 1 amends the combined Tender Offer Statement on
Schedule 14D-1 and Statement on Schedule 13D initially filed on November 25, 1997 (as amended, the "Statement") by HFS Incorporated, a Delaware corporation (the "Parent"), and its wholly owned subsidiary HJ Acquisition Corp., a Virginia corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $.02 per share, of Jackson Hewitt Inc., a Virginia corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement.

Item 10. Additional Information

    Paragraph (i) of Section 14 of the Offer to Purchase is hereby deleted and the following is inserted in lieu thereof:

    (i) all of the Warrants shall not have been exercised in full and the Shares issuable upon the exercise thereof shall not have been issued; or

    Paragraph (j) of Section 14 of the Offer to Purchase is hereby deleted and the following is inserted in lieu thereof:

    (j) the Company shall not have received written resignations, conditioned upon and to be effective only upon the purchase of and payment for by Parent or any of its subsidiaries of Shares which represent more than two thirds of the outstanding Shares (on a fully diluted basis), of that number of directors of the Company as Parent is entitled to designate pursuant to the Merger Agreement, such that Parent may exercise such rights;

which in the reasonable judgment of Parent or the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 1997

                                HJ ACQUISITION CORP.

                                BY:             /S/ JAMES E. BUCKMAN
                                     -----------------------------------------
                                Name: James E. Buckman
                                Title:  Senior Executive Vice President &
                                       General Counsel

                                HFS INCORPORATED

                                BY:             /S/ JAMES E. BUCKMAN
                                     -----------------------------------------
                                Name: James E. Buckman
                                Title:  Senior Executive Vice President &
                                       General Counsel

                                       8